

05049013

P.E. 12-31-04

MAR 2 9 2005

1086

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL



Take a Deeper Look

Annual Report | 2004

OCEANEERING



CORPORATE PROFILE

Oceaneering is an advanced applied technology company that provides engineered products and services to Customers who operate in marine, space, and other harsh environments.

Oceaneering's services and products are marketed worldwide to oil and gas companies, government agencies, and firms in the telecommunications, aerospace, and marine engineering and construction industries. Business offerings include remotely operated vehicles, mobile offshore production systems, built-to-order specialty hardware, engineering and project management, subsea intervention and installation services, non-destructive testing and inspection, and manned diving.

MISSION STATEMENT

Oceaneering's mission is to increase the net wealth of its Shareholders by providing safe, cost-effective and quality-based technical solutions satisfying Customer needs in harsh environments worldwide.

BACKGROUND

Founded in 1964, Oceaneering has grown from an air and mixed gas diving business in the Gulf of Mexico to a diversified, advanced applied technology organization operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

In the year ended December 31, 2004, we earned net income of $40.3 million on revenue of $780.2 million while employing approximately 5,100 people working out of 56 locations in 20 countries. We serve our offshore oil and gas Customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, and Oceaneering Inspection Services. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space Systems, serves our Customers outside of the oil patch.

TABLE OF CONTENTS



ABOUT THE COVER

ROV tooling, one of our Subsea Products, is an integral part of Oceaneering's niche market strategy to provide technical products and services required to support the exploitation of deepwater reserves and the use of subsea completions. Oceaneering is the leading market supplier of ROV tools and services to the oil and gas industry.

Shown is a torque tool that is controlled from the surface by a laptop computer with customized software. This capability eliminates the need to retrieve an ROV to the surface for adjustments to the tool, creating higher operational efficiency.

Financial Highlights

(in thousands, except per share amounts)	2004	2003	% Increase
Revenue	$ 780,181	$ 639,249	22%
Gross Margin	131,803	110,784	19%
Operating Income	63,864	53,997	18%
Net Income	40,300	29,301	38%
Diluted Earnings Per Share	1.57	1.20	31%

OII
LISTED
NYSE.

Oceaneering reported record earnings for the third time in the last four years, up 38% over 2003. Record Remotely Operated Vehicles and Advanced Technologies operating income was achieved. Record Mobile Offshore Production Systems pre-tax income contribution, including equity income from the Medusa Spar, was also realized.


NET INCOME (in millions)
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
2001
2002
2003
2004

2004 Shareholder Letter

2004 was another great year for Oceaneering with Record profits and Record share value. We have some phenomenal "numbers" to tell you about and I hope you will read through our annual report and discover what we did in 2004 and expect to do in 2005.

As I have done in past letters, I want to take you "behind the numbers" and tell you about the people of Oceaneering and why we have a very special company. This year I sent an email to our employees with two open-ended questions asking for their help in preparing my remarks for the annual report. The responses were many and fascinating, and I'd like to share some of them with you so you can better appreciate who is behind our record results.

"The nice thing about teamwork is that you always have others on your side" — **Margaret Carty, American author**

I heard "teamwork" loud and clear:

"...none of which I could have done on my own..."

"...proud to be part of an organization able to follow-up the speech of welcome with real action..." (re: discussions after one of our ROV acquisitions)

"...everyone in the Americas Inspection Division HELPED..."

"...the crew on the *Ocean Legend*...four years no lost time injuries..."

"Effective communication starts with listening."

— **Robert Gately**

I heard the importance of communications:

"...when we leave the only thought in the Client's head—WOW, THESE GUYS REALLY ARE THE BEST AT WHAT THEY DO."

"...developed and placed a Customer feedback link in the Oceaneering website..."

"...in the way they conduct the (Regional) management over years..."

"...The most important thing was...a regular series of English lessons to Angolans..."

"I hear and I forget, I see and I remember, I do and I understand." — **Confucius, Chinese philosopher**

I heard what they wanted to learn (and teach):

"...we all learn something new every day and should share that knowledge with others"

"...we must also take the time to educate those around us...and not just in the company..."

"...details always help me learn..."

"...give us a better picture of the main people/activities/Customers of each base (operation)..."

"No one is truly literate who cannot read his own heart."

— **Eric Hoffer, American philosopher**

And, I heard about the importance of emotional impact:

"...I helped my wife of 29 years win her battle with cancer...it was the first time I ever donated blood"

"...Coordinating the blood drive every eight weeks has helped...it would be impossible without the support of our employees"

"...I believe our robotic arms saved lives..." (re: bomb disarmament devices we built for Coalition forces)

"...I am contributing in some small way to the security of our nation and ultimately the world..."

"...is deeply committed to ensuring all employees are working in a safe manner..." (re: one employee speaking of another employee)

I wish I could have put everyone's response into our letter and the above are not necessarily the "best"—simply representative of what nearly every one of our employees sent me. Perhaps the statistical sample of responses is too small to be mathematically meaningful—although I'm convinced one person does make a difference. And when one committed and accountable person steps up—many will follow and good things will happen in our world.



"Some people strengthen the society just by being the kind of people they are." — John Gardner, American educator

No doubt the qualities of our employees make Oceaneering special, and in order to help everyone improve how we work together, we attempt to objectively measure our performance in virtually every activity we undertake. "Uptime" is an interesting ROV operating statistic; we use it to measure reliability. "Uptime" tells more about why we are the best in the underwater world than our record financial performance, or technically leading equipment, can ever convey.

"Start by doing what is necessary; then do what is possible; and suddenly you are doing the impossible."
— St. Francis of Assisi

During 2004, our largest ROV region made 19,422 dives and logged 82,597 hours underwater. Their "Uptime" was 98.85%... When they gave me the number, I started to round off to a whole number (99% has a very cool sound) although I decided the second decimal was important for them to measure how much better we must become...

So what does all this "anecdotal/qualitative information" and "measured/quantitative information" have in common? To me it is simple; no matter how advanced our equipment or thorough our operating procedures may be, it is the common purpose we all share—to do our best, to be the best—which makes all the work we accomplish, 24 hours/day, 365 days/year, worthwhile. Making record profits is clearly a by-product of continuing to become better people. We are justifiably proud of the records we achieve, yet even more proud of the traits we embody, which cause our many TEAM successes.

I am very fortunate to be the CEO of Oceaneering; to lead the type of people we have is not only an honor, it is an exhilarating and humbling learning experience—year after year. So, if you are a Shareholder or thinking about becoming a Shareholder, and you believe value is driven by people with a purpose and with the character, determination, and intelligence to be successful—I commend to you our employees. If you are "strictly a numbers person," then think about the nearly half a billion dollars we have invested during the last five years and the promising energy markets predicted by most economists for 2005 and beyond.

I want to thank our Customers for giving us the chance to solve a wide variety of challenging problems, our Vendors for being our partner in those solutions, and especially all of our Employees for their individual and collective leadership in making Oceaneering the premier technical problem solver in harsh environments around the world. Thank you.

John R. Huff
Chairman and Chief Executive Officer

Oceaneering at a Glance













2004 REVIEW

Earnings of over $40 million were the highest in Oceaneering's history. Record Remotely Operated Vehicles and Advanced Technologies operating income was achieved. Record Mobile Offshore Production Systems pre-tax income contribution, including equity income from the Medusa Spar, was also realized.

During the year we continued to take steps to position the organization for future growth and increased profitability. This included investing $86 million to modernize and increase our work class ROV fleet from [illegible] to 168 vehicles and $38 million to expand our umbilical manufacturing capabilities. We also increased our Subsea Products backlog to $78 million, or 65%, and our Subsea Projects backlog by 60% to over $20 million.

2005 AND 2006 OUTLOOK

We expect to achieve new earnings records in both 2005 and 2006.

Earnings per share (EPS) in 2005 are forecast to increase to $1.85-$2.15 based on achieving an improvement in profit contribution from each of our oilfield business activities, led by a rise in ROV profitability. Best-ever earnings contributions from our ROV, MOPS, and Inspection businesses are expected.

In 2006 we estimate EPS growth of 20% over 2005 results, primarily due to our Subsea Products segment.

2004 REVIEW	2005 OUTLOOK
Record financial results were achieved due to acquisitions that increased our fleet size from 125 to 168 vehicles and a market demand increase in foreign areas of operations. Operating income improved 39%.	The profit contribution from this segment is expected to significantly improve, driven by an escalation in our fleet utilization to provide drill support services onboard floating drilling rigs.
Operating income increased by nearly 150% largely due to better profit contributions from OIE specialty product sales, particularly valves, IWOCS, and ROV tooling.	Financial performance is anticipated to grow due to higher Multiflex umbilical sales and a general sales increase in each of OIE's product lines.
Record pre-tax income contribution was achieved as we received over $8 million of equity income from our ownership position in the Medusa Spar.	Pre-tax income is expected to grow as the result of an increase in equity income contribution from the Medusa Spar. This is anticipated based on a full year of production from the initial six Medusa field wells and the announced tieback of Medusa North.
Record revenue was achieved, and gross margin was comparable. However, operating income declined as we incurred expenses to close and relocate offices.	Profitability is expected to improve by marketing higher value added services, particularly those related to planning and performing preventive maintenance to production facilities and pipeline inspections.
We continued to secure work in an extremely competitive market. However, segment profitability declined as 2003 results were favorably impacted by $1.9 million of cost estimate reductions for work performed in previous years.	Financial performance is expected to be higher on the strength of growth in single well tieback projects and an escalation in deepwater infrastructure inspection, repair, and maintenance activities.
Record operating income was achieved as the culmination of our efforts over the past few years to secure additional work for the U.S. Navy and NASA. Revenue, gross margin, and operating income improved largely due to growth in space-related service work on NASA's return-to-flight of the space shuttle program.	We anticipate another good year with the financial contribution of these operations to be comparable, perhaps better. This outlook is contingent upon the level of government funding for NASA and U.S. Navy programs, specifically for work pertaining to general engineering services, the space shuttle's return-to-flight, and submarine repairs.

Remotely Operated Vehicles



G3—One of ten work class ROVs purchased from Fugro in late 2004.

FINANCIAL SUMMARY

All-time high revenue, gross margin, and operating income were achieved. This was largely attributable to an increase in our work class fleet from 125 at the beginning of the year to 168 at year-end and an increase in international demand.

Operating income increased 39% and operating income per day-on-hire of approximately $1,200 surpassed the previous record set in 2001. The return on assets employed in this business segment remained the highest of all of our oil and gas-related operations.

DURING THE YEAR WE:

Increased our leading market share position to 38%, from 28%, by acquiring 44 work class vehicles. We are now the largest market provider of ROV drill support services in Norway, West Africa, and Mexico and continue to be the primary supplier in the U.S. Gulf of Mexico.

Maintained our strategy to operate the most modern work class ROV fleet in the industry by retiring seven of our older systems and replacing them with our latest Hydra® Magnum and Millennium systems.

Continued to pioneer new vehicle innovations with the introduction of our Hydra® Maxximum 300-hp, work class ROV system. This system was specifically designed to accommodate subsea field development construction tasks that demand high power and multitasking capability. The Maxximum has the capability to easily interface with several tooling and high bandwidth sensors and survey devices.

Commenced offering to our Customers real-time streaming video of subsea ROV operations as they are being performed. This is being accomplished over the Internet by means of satellite transmissions.



Millennium 7 operating a needle valve on a flexjoint



Millennium 8 ROV cleaning a wellhead



Deployment of the G3 from a drilling rig


OCEANEERING

Maxximum ROV

Subsea Products



Pipeline Clamp

FINANCIAL SUMMARY

Record revenue was achieved and operating income improved by nearly 150%. This was accomplished on higher sales of umbilicals and OIE specialty products, particularly valves, installation/workover control systems (IWOCS), and ROV tooling. At year-end, contracted backlog was $78 million, 65% higher than at the beginning of the year.



Planetary Cabling Machine, Extruder Cooling Bath, and 250-ton Overhead Gantry Crane

DURING THE YEAR WE:

Strategically increased our umbilical plant capacity and broadened our manufacturing capabilities by installing a planetary steel tube cabling machine in our Brazil plant and commissioning a new, flagship facility in Panama City, Florida. The Panama City facility has 1,700 feet of deepwater, quayside access and features the most technologically-advanced steel tube umbilical manufacturing equipment in the industry. This equipment will enable us to increase our manufacturing efficiency and produce larger diameter and longer continuous length umbilicals than previously possible.

Secured three notable umbilical contracts for offshore developments in West African waters and in the North Sea to be delivered in 2005. These were for the Chinguetti field, the first oil and gas development off the coast of Mauritania, in 850 meters of water; the Okwori field offshore Nigeria; and the Britannia Satellites Phase 1 development in the Central North Sea.

Continued our new product design initiatives to meet the evolving deepwater requirements of our Customers. This included qualifying our patented subsea junction plate technology for use in water depths to 10,000 feet, expanding the water depth capability of our IWOCS to 8,000 feet, and examining the use of composite fiber technology to extend the depth capability of subsea umbilicals. During the year we applied for 19 subsea product patents as a result of our intellectual property initiative.

Internal view of Brading Machine



Multiflex Facility—Panama City, Florida

Mobile Offshore Production Systems

FINANCIAL SUMMARY

Record pre-tax income from our MOPS business activities, including equity income from the Medusa Spar, was achieved. Segment operating income improved slightly as each of our three wholly-owned systems worked the entire year under favorable contracts.

DURING THE YEAR WE:

Realized over $8 million of equity income from our ownership position in the Medusa Spar acquired in late 2003. Our investment in this spar uniquely positioned us to market Oceaneering services and products for other projects surrounding it. In 2004 we secured the first of these, the subsea tieback of Medusa North, where we will supply subsea hardware and installation services early in 2005.

Continued to charter the *Ocean Producer, Ocean Legend,* and *PB San Jacinto* and they performed beyond all contractual operating requirements with excellent safety performance.



Medusa Spar



Ocean Legend



Ocean Producer Heat Exchanger Control Panel

Inspection

Remotely Activated
240 KV Panoramic
X-ray inspection



FINANCIAL SUMMARY

Record revenue was attained. Operating income declined, primarily as a consequence of expenses incurred to close and relocate offices.

DURING THE YEAR WE:
Invested in state-of-the-art equipment for use with Independent Inspection Authority and pipeline inspection businesses to support our effort to provide more value added services.

Continued our effort to achieve cost consolidation benefits from the OIS acquisition in 2003 by closing or relocating offices, ceasing to offer some services, and implementing local technician training programs.



36-inch Land Transmission Pipeline Inspection



Rope Access



FINANCIAL SUMMARY

Positive operating income continued to be achieved despite a persistence of relatively low market demand and competitive pricing pressure for our services. Subsea Projects contracted backlog at year-end was over $20 million, up 60% year-over-year.

DURING THE YEAR WE:

Added the newly-constructed *Ocean Inspector,* a 130-ft. state-of-the-art diving support vessel equipped specifically to support API underwater platform inspections in the Gulf of Mexico. Diving equipment, dive control, and decompression chambers are built into environmentally controlled spaces on the vessel providing ample clear deck space for a safe working environment and for job-specific equipment.

Put into service, onboard the *Ocean Intervention,* our first Hydra® Maxximum 300-hp, work class ROV system that incorporates new technology for high performance and reliability in deepwater construction applications. This system's capabilities include the ability to easily handle and maneuver steel tube designed flying leads and umbilicals.

Installed two hard line jumper spools at a Gulf of Mexico record water depth greater than 7,500 feet. The *Ocean Intervention II* was utilized on this project, which also involved installing multiple steel tube and electrical flying leads.



Ocean Inspector



Hard Line Jumper Spool Installation at 7,500 feet



M-7 Saturation Diving System—Hurricane Ivan Repairs

FINANCIAL SUMMARY

ADTECH achieved best-ever operating income performance as the culmination of our efforts over the past several years to secure additional work for the U.S. Navy (USN) and NASA. Profitability improved on increased service work on the return-to-flight of the space shuttle.

DURING THE YEAR WE:

Secured a multi-year subcontract to maintain, upgrade, and replenish NASA's inventory of astronaut extravehicular activity (EVA) tools and crew aids for working in space.

Obtained a five-year contract from NASA to develop new equipment to return the space shuttle to flight status, complete construction of the International Space Station, and support the next generation of human spaceflight programs. This equipment includes EVA tools; spaceflight crew hardware; crew health and conditioning systems; and active thermal control systems, including ground support systems.

Were awarded a Portsmouth Naval Shipyard contract enabling us to expand our product and service line offering to the USN's Deep Submergence/Underwater community. Under this work scope we are currently acting as the integration agent for the Navy's Submarine Rescue System to be placed in service during 2006.

Expanded our role as one of the USN's vendors for High Data Rate Antenna (HDR) installations on submarines, which involve extensive hull, mechanical, structural, and electronic modifications. In addition, we provided the Naval Facilities and Engineering Command with support in refurbishing and building shore and near-shore installation infrastructure.

Won a USN contract to support its Sea Basing Initiative. Sea Basing is a mission that calls for the ability to transport forces inland from the sea without using land based ports. We are currently developing enabling technologies to enhance the Navy's ability to transfer fully loaded sea containers between ships in advanced sea states.



USN Mooring Installation



Power/Control Vans for USN Submarine Rescue System



Topside and Underwater Pier Repairs for USN


CETA 2

CORPORATE HEADQUARTERS

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011

P.O. Box 40494
Houston, Texas 77240-0494

Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

REGIONAL HEADQUARTERS

Oceaneering International, Inc.
[illegible] Highway 90 East
Bayou Vista, Louisiana 70380
Telephone: (985) 395-5247
Fax: (985) 395-5443

Oceaneering International Services Limited
Oceaneering House
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 758500
Fax: (44-1224) 758519

Oceaneering International Dubai LLC
Al Moosa Tower 2, Suite 12B
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: (971-4) 311-7500
Fax: (971-4) 311-7600

Oceaneering Advanced Technologies
[illegible] Prince George's Blvd.
Upper Marlboro, Maryland 20774
Telephone: (301) 249-3300
Fax: (301) 249-4022

Marine Production Systems do Brasil Ltda.
Praca Alcides Pereira, n° 1-Parte
Ilha da Conceicao/Niteroi
Rio de Janeiro Brasil 24.050-350
Telephone: (55 21) 2729-8900
Fax: (55 21) 2722-1515

Oceaneering International Pte Ltd
No. 1 Kwong Min Road
Jurong, Singapore 628704
Telephone: (65) 6261 3211
Fax: (65) 6261 3230

OPERATIONAL BASES

International

Cabinda, Angola
Lobito, Angola
Luanda, Angola
Baku, Azerbaijan
Perth, Western Australia
Macaé, Brazil
Niteroi - RJ, Brazil
St. John's Newfoundland, Canada
Halifax, Nova Scotia, Canada
Cairo, Egypt
Immingham, England
London, England
Stockton, England
Malabo, Equatorial Guinea
Balikpapan, Indonesia
Batam, Indonesia
Handil, Indonesia
Jakarta, Indonesia
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Mexico D.F., Mexico
Cd. del Carmen, Mexico
Eket, Nigeria
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Warri, Nigeria
Nodeland, Norway
Stavanger, Norway
Johannesburg, Republic of South Africa
Aberdeen, Scotland
Rosyth, Scotland
Jurong, Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Swansea, Wales

United States

Chesapeake, Virginia
Corpus Christi, Texas
Friendswood, Texas
Groton, Connecticut
Houma, Louisiana
Houston, Texas
Huntsville, Alabama
Lafayette, Louisiana
Middletown, Rhode Island
Morgan City, Louisiana
New Orleans, Louisiana
Orlando, Florida
Panama City, Florida
Pearl Harbor, Hawaii
Portsmouth, New Hampshire
San Diego, California
Silverdale, Washington
Upper Marlboro, Maryland

2004 FINANCIAL SECTION



OCEANEERING COMMON STOCK

Oceaneering's common stock is listed on the New York Stock Exchange under the symbol OII. We submitted to the New York Stock Exchange during 2004 a certification of our Chief Executive Officer regarding compliance with the Exchange's corporate governance listing standards. We also included as exhibits to the annual report on Form 10-K, as filed with the SEC, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

The following table sets out, for the periods indicated, the high and low sales prices for our common stock as reported on the New York Stock Exchange (consolidated transaction reporting system):

	Year Ended December 31, 2004		Year Ended December 31, 2003	
For the quarter ended:	High	Low	High	Low
March 31	$ 36.34	$ 27.69	$ 25.24	$ 20.66
June 30	34.32	27.95	28.50	21.30
September 30	37.69	29.40	26.99	22.35
December 31	39.06	34.26	28.47	21.38

On March 2, 2005, there were 379 holders of record of our common stock. On that date, the closing sales price, as quoted on the New York Stock Exchange, was $38.91. We have not made any common stock dividend payments since 1977, and we currently have no plans to pay cash dividends. Our credit agreements contain restrictions on the payment of dividends. See Note 4 of Notes to Consolidated Financial Statements included in this report.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and our Consolidated Financial Statements and Notes included in this Annual Report. The following information may not be indicative of our future operating results.

Results of Operations:

	Year Ended December 31,				Nine-month Period Ended
(in thousands, except per share amounts)	2004	2003	2002	2001	Dec. 31, 2000
Revenue	$ 780,181	$ 639,249	$ 547,467	$ 524,660	$ 306,890
Cost of services and products	648,378	528,465	433,302	424,329	257,280
Gross margin	131,803	110,784	114,165	100,331	49,610
Selling, general and administrative expense	67,939	56,787	46,462	43,733	30,860
Income from operations	$ 63,864	$ 53,997	$ 67,703	$ 56,598	$ 18,750
Net income	$ 40,300	$ 29,301	$ 40,133	$ 31,322	$ 9,122
Diluted earnings per share	1.57	1.20	1.63	1.33	0.40
Depreciation and amortization	65,619	56,963	52,341	47,906	30,664
Capital expenditures	153,184	100,370	34,552	57,661	101,641

Other Financial Data:

	As of December 31,				
(in thousands, except ratios)	2004	2003	2002	2001	2000
Working capital ratio	1.62	1.69	2.01	1.70	1.52
Working capital	$ 106,204	$ 91,793	$ 117,039	$ 84,655	$ 52,442
Total assets	819,664	662,856	590,348	580,331	515,754
Long-term debt	142,172	122,324	117,600	170,000	180,000
Shareholders' equity	454,437	359,375	313,865	250,216	205,067

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

All statements in this Annual Report, other than statements of historical facts, including, without limitation, statements regarding our business strategy, plans for future operations and industry conditions, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the heading "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our Annual Report on Form 10-K as filed with the SEC. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Executive Overview

We generate over 80% of our revenue from our services and products provided to the oil and gas industry. In 2004, we increased revenue by 22%, led by our ROV (up 40%) and Subsea Products (up 49%) segments. The ROV segment increase was primarily a result of acquisitions that increased our work-class fleet size from 125 to 168 during 2004. Our Subsea Products segment revenue increased from a difficult market in 2003, although we still did not achieve our margin levels of 2002, due to competitive pricing in the market. The $40.3 million net income we earned in 2004 was the highest in our history. The $11.0 million increase in 2004 results was attributable to higher profit contributions from our operating segments, with the exception of Subsea Projects and Inspection, and equity income from Medusa Spar LLC.

In 2004, we completed the following acquisitions and major capital investments:

- acquisition of 34 work-class ROVs from Stolt Offshore S.A.;
- acquisition of 10 work-class ROVs from Fugro N.V.; and
- upgrades of our U.S. and Brazilian umbilical plants.

For 2005, we expect improved results from all of our oilfield segments, led by an improvement in ROV profitability.

We use our ROVs in the offshore oil and gas industry to perform a variety of underwater tasks, including drill support, installation and construction support, pipeline inspection and surveys and subsea production facility operation and maintenance. The largest percentage of our ROVs are usually used to provide drill support services. Therefore, utilization of floating drilling rigs is a leading market indicator for this business. The following table shows average floating rig use and our ROV utilization.

	2004	2003	2002
Average number of floating rigs in use	154	151	159
ROV utilization	70%	70%	69%

We believe that growth in our Subsea Products segment will be driven by a rise in the use of subsea completions. Historically, there has been a strong correlation between the number of annual subsea tree orders and the follow on of orders for umbilicals.

The following table shows industry data and projections for worldwide subsea completions by decade.

Period	Number of Subsea Completions
1960s	68
1970s	87
1980s	426
1990s	1,092
2000s *	3,837

* industry projection

Publicly available industry baseline estimates project the global market for subsea tree orders in 2005 to be about the same as 2004 at around 360 trees, with some upside potential. However, industry-wide umbilical orders in 2005 are expected to increase by approximately 60% to around 2,400 kilometers, due to several large pending orders for thermoplastic-based products in Brazil. The 2005 worldwide market for steel tube-based umbilicals is expected to be comparable to 2004 at 1,200 to 1,300 kilometers, but demand in the Gulf of Mexico is expected to double to nearly 600 kilometers.

The expansion of our U.S. and Brazil plants has quadrupled our steel-tube umbilical manufacturing capability and positions us to better participate in a long-term market shift to steel-tube and the stronger market in general.

For 2005, we also expect a higher profit contribution from our Medusa Spar LLC investment, which will be reflected in our financial statements as equity earnings of unconsolidated affiliates.

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the United States. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize our billings under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, and occasionally in our Subsea Projects segment, using the percentage-of-completion method. In 2004, we accounted for 25% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods. We recognize the remainder of our revenue as we deliver the goods and services and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' fair values, which are generally based on forecasts of cash flows associated with the assets, or fair market value of the assets, to the carrying amounts of the assets. Any impairment is recorded as the amount, if any, by which the carrying amounts exceed the fair values. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year.

In 2004, our 50%-owned cable lay and maintenance joint venture recorded an impairment of $7.2 million relative to some of its equipment. We also recorded an additional impairment of $0.4 million of our investment. After taking into account a deferred gain of $2.1 million we had generated upon formation of the venture, the two impairments reduced our equity earnings of unconsolidated affiliates by $1.9 million. During the year ended December 31, 2002, we recorded a $0.7 million in impairment charge related to property and equipment.

We expense the costs of repair and maintenance as we incur them, except for drydocking costs associated with our larger vessels. We estimate and accrue these drydocking costs over a period of time in advance of future drydockings. These amounts are included in accrued liabilities on our balance sheets. We recognize differences between the estimates and actual costs incurred in the income statement.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. Our tax provisions are based on our expected taxable income, statutory rates and tax-planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. Currently payable income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. While we have considered estimated future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws, could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally generated growth initiatives. At December 31, 2004, we had working capital of $106 million, including cash of $17 million. Additionally, we had $209 million available under our revolving credit facility, which is scheduled to expire in January 2008. At December 31, 2004, our debt-to-total capitalization ratio was 24%.

We expect our operating cash flow to meet our ongoing annual cash requirements, including debt service, for the foreseeable future. Our net cash provided by operating activities was $100 million, $95 million and $123 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Our capital expenditures, including business acquisitions, for the years ended December 31, 2004, 2003 and 2002 were $153 million, $100 million and $35 million, respectively. Our capital expenditures during 2004 included the acquisitions of 34 work-class ROVs from Stolt Offshore S.A. and 10 work-class ROVs from Fugro N.V. These two acquisitions totaled $69 million. Our other capital expenditures in 2004 included $38 million to upgrade our U.S. and Brazil umbilical plants, other additions to our ROV fleet to replace older units we retired and a new diving vessel. Our capital expenditures during 2003 included the acquisitions of OIS International Inspection plc, Nauticos Corporation, Reflange, Inc. and Rotator AS. These acquisitions totaled $58 million. Our other capital expenditures included additions to our fleet of ROVs to replace older units we retired, the start of costs to upgrade our U.S. and Brazil umbilical plants, and vessel upgrades. Our capital expenditures during 2002 included ROV additions and replacements, a replacement diving service vessel and additions related to the products and controls division of our Subsea Products segment.

In April 1997, our Board of Directors approved a plan to repurchase up to a maximum of 3,000,000 shares of our common stock, and we completed this plan in 2002, at a total cost of $50 million. We reissued all of these shares through our incentive plans, as restricted stock, contributions to our 401(k) plan or for exercised stock options. For a description of our incentive plans, please read Note 8 to our Consolidated Financial Statements. In September 2002, our Board of Directors approved a plan to repurchase up to 3,000,000 additional shares of our common stock, subject to a $75 million aggregate purchase price limitation. Under this plan, we repurchased 897,800 shares of common stock through the year ended December 31, 2004, at a total cost of $20.1 million. Through December 31, 2004, we had reissued all of these shares as contributions to our 401(k) plan or for exercised stock options.

We have not guaranteed any debt not reflected on our consolidated balance sheet and do not have any off balance sheet arrangements as defined by SEC rules. In December 2003, we acquired a 50% interest in Medusa Spar LLC. Medusa Spar LLC has a bank loan of approximately 50% of its total capitalization. The bank loan is secured by minimum throughput guarantees by the other investors in Medusa Spar LLC. We expect the minimum throughput guarantees will generate sufficient revenue for Medusa Spar LLC to repay the bank loan. We are under no obligation to provide Medusa Spar LLC or the banks with additional funds to repay the loan. The majority of the cash flow generated by Medusa Spar LLC will be used to repay the bank loan until the loan is retired. After that, the cash flow from Medusa Spar LLC will be available for distribution to the equity holders. We received $1.7 million of cash distributions from Medusa Spar LLC and recognized $8.2 million of equity in the earnings of Medusa Spar LLC in 2004. Medusa Spar LLC is a variable interest entity under Financial Accounting Standards Board Interpretation No. 46(R) ("FIN No. 46(R)"). As we are not the primary beneficiary of Medusa Spar LLC, we are accounting for our investment in Medusa Spar LLC using the equity method of accounting. Our initial investment in Medusa Spar LLC was $43.7 million.

Our principal source of cash from operating activities is our net income, adjusted for the non-cash expenses of depreciation and amortization and stock compensation under our restricted stock plan. In 2001, we had a large increase in our accounts receivable as we had large umbilical contracts in process at the end of 2001. As these were delivered and paid for in 2002, our receivables declined and the payments were an additional source of funds. In 2004, we received $32 million in cash flow from financing activities as proceeds from the sale of our common stock, primarily pursuant to the exercise of employee stock options.

We used $143 million in 2003 in investing activities, in large part attributable to business acquisitions and our investment in Medusa Spar LLC. In 2004, our accounts receivable increased by $55 million. When we purchased the ROVs and related business operations from Stolt Offshore S.A. and Fugro N.V. in 2004, we did not acquire any related accounts receivable. Therefore, as we accumulated revenue from our operations of the ROVs, our associated accounts receivable increased. Also in 2004, we used $153 million in our investing activities, attributable to the business acquisitions and capital expenditures mentioned above.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenue and expense in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2004 relate primarily to our permanent investments in and loans to our foreign subsidiaries. See Item 7A – "Quantitative and Qualitative Disclosures About Market Risk." Inflation has not had a material effect on us in the past two years, and no such effect is expected in the near future.

See Item 1 - "Business – Description of Business – Risks and Insurance."

Results of Operations

The table that follows sets out our revenue and profitability for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,		
(dollars in thousands)	2004	2003	2002
Revenue	$780,181	$639,249	$547,467
Gross Margin	131,803	110,784	114,165
Gross Margin %	17%	17%	21%
Net Income	40,300	29,301	40,133

Information on our business segments is shown in Note 6 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table that follows sets out revenue and profitability for the business segments within our Oil and Gas business for the years ended December 31, 2004, 2003 and 2002.

(dollars in thousands)	Year Ended December 31, 2004	2003	2002
Remotely Operated Vehicles			
Revenue	$223,914	$160,359	$149,619
Gross Margin	59,501	42,037	39,538
Gross Margin %	27%	26%	26%
Operating Income	48,397	34,925	32,213
Operating Income %	22%	22%	22%
Utilization %	70%	70%	69%
Subsea Products			
Revenue	160,410	107,540	123,227
Gross Margin	26,971	18,416	29,420
Gross Margin %	17%	17%	24%
Operating Income	10,891	4,466	19,655
Operating Income %	7%	4%	16%
Subsea Projects			
Revenue	70,254	68,796	78,709
Gross Margin	10,297	10,946	16,418
Gross Margin %	15%	16%	21%
Operating Income	5,472	6,626	12,010
Operating Income %	8%	10%	15%
Mobile Offshore Production Systems			
Revenue	49,387	46,836	48,538
Gross Margin	18,347	18,213	21,180
Gross Margin %	37%	39%	44%
Operating Income	16,565	15,712	18,988
Operating Income %	34%	34%	39%
Inspection			
Revenue	145,691	136,599	44,026
Gross Margin	16,351	16,557	5,613
Gross Margin %	11%	12%	13%
Operating Income	4,564	5,246	2,508
Operating Income %	3%	4%	6%
Total Oil and Gas			
Revenue	$649,656	$520,130	$444,119
Gross Margin	131,467	106,169	112,169
Gross Margin %	20%	20%	25%
Operating Income	85,889	66,975	85,374
Operating Income %	13%	13%	19%

In response to (1) continued increasing demand to support deepwater drilling and (2) identified future construction and production maintenance work, we announced an ROV fleet expansion program in 1995 to build new ROVs. These new vehicles are designed for use around the world in water depths to 10,000 feet and in severe weather conditions. We have added over 100 of these ROVs to our fleet since that time. Except for ROVs acquired from other operators, we do not plan to increase the size of our ROV fleet, but will continue to build replacements for units we retire, as we determine necessary.

For 2004, our ROV revenue was 40% higher than in 2003. Gross margin increased 42%. These increases resulted primarily from the acquisition of 44 work-class ROVs during 2004 – 34 in February and 10 in September.

For 2003, our ROV revenue increased 7% over 2002 from a higher percentage of construction support activities, which have higher dayrates than our drill support activities. Margin percentages remained flat as construction support also has higher operating expenses.

We anticipate ROV utilization and margins to increase in 2005 from increased demand to provide drill support services on floating drilling rigs and a full year of operations from the units we acquired in 2004.

Our Subsea Products revenue in 2004 was 49% higher than in 2003, while gross margin and operating income increased 46% and 144%, respectively. We achieved better profit contributions from our specialty products, particularly from sales of valves and ROV-related tooling and product rentals.

For 2003, our Subsea Products revenues, margins and gross margin percentages were down due to lower activity at our U.K. and Brazil umbilical plants. In 2003, our Subsea Products gross margin was favorably impacted by $2.8 million due to the successful completion and resolution of projects, including a related insurance claim, on a more favorable basis than we had previously anticipated. In 2003, margins were unfavorably impacted by our accrual of $600,000 of personnel severance costs to be incurred associated with the announced move of our U.S. umbilical plant to Panama City, Florida.

We anticipate better results from our Subsea Products segment in 2005 due to higher umbilical sales and a general sales increase of our specialty hardware.

Our Mobile Offshore Production Systems revenue was slightly higher in 2004 as compared to 2003, although margins were consistent with those achieved in 2003. The 2004 revenue increase was due to more low-margin project management work. Our three major units continued to work under existing contracts.

Our Mobile Offshore Production Systems revenue and gross margins were lower in 2003 than in 2002. During the second quarter of 2002, our customer exercised its option to extend the *Ocean Legend* contract for an additional two years at a reduced dayrate. As a result, our revenue and margin on this contract decreased by approximately $19,000 per day from mid-May 2002.

We anticipate results similar to 2004 from our Mobile Offshore Production Systems operations in 2005.

Our Subsea Projects results were slightly lower in 2004 as compared to 2003 on slightly higher revenue. In the fourth quarter of 2004, we had increased demand for our manned diving and vessel-based project inspection and repair services due to Hurricane Ivan and subsea infrastructure needs. Margins in 2003 were favorably impacted by reduction in cost estimates of $1.9 million due to the favorable completion of an installation project and the settlement of a personal injury claim. Our Subsea Projects revenue, margins and margin percentages decreased in 2003 as compared to 2002. Our 2002 results included a contribution from a significant engineering and specialized diving contract.

In 2005, we expect our Subsea Projects segment to have better results than 2004 due to: continuation of inspection and repair work necessitated by Hurricane Ivan into the first half of 2005; forecasted growth in single wells tie-back projects; and anticipated increases in subsea infrastructure inspection, repair and maintenance activities over 2004.

For 2004, our Inspection revenue increased and gross margin was comparable to that achieved in 2003. However, operating income declined as we incurred expenses to close and relocate offices as part of our effort to increase operating efficiencies after our purchase of OIS International Inspection plc in 2003.

The 2003 increase in our Inspection revenue and margins from 2002 was a result of our acquisition of OIS International Inspection plc in early 2003.

We expect that our margin percentages in our Inspection segment will improve in 2005 as we continue to improve the efficiencies of the combined organizations by marketing higher value-added services, such as those related to planning and performing preventative maintenance for production facilities and performing pipeline inspections.

Advanced Technologies. The table that follows sets out revenue and profitability for this segment for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,		
(dollars in thousands)	2004	2003	2002
Revenue	$130,525	$119,119	$103,348
Gross Margin	25,016	22,115	20,078
Gross Margin %	19%	19%	19%
Operating Income	17,515	15,067	10,979
Operating Income %	13%	13%	11%

Our Advanced Technologies revenue, gross margin and operating margin for 2004 increased over 2003 largely due to an increase in space-related work for NASA's return to flight of the space shuttle program.

Our Advanced Technologies segment had higher revenue and gross margin for 2003 than 2002 as a result of increased work from the U.S. Navy, including a contribution from our acquisition of Nauticos in April 2003. This segment's 2003 results were adversely affected by a $500,000 charge as a result of settling a lawsuit against us for a higher amount than we had anticipated and previously accrued.

We anticipate our Advanced Technologies 2005 revenue, gross margin and gross margin percentage will be similar to 2004 results.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. Our restricted stock expense varies with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions. The table that follows sets out our unallocated expenses for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,		
(dollars in thousands)	2004	2003	2002
Gross margin expenses	$ (24,680)	$ (17,500)	$ (18,082)
% of revenue	3%	3%	3%
Operating expenses	(39,540)	(28,045)	(28,650)
% of revenue	5%	4%	5%

Other. The table that follows sets forth our significant financial statement items below the gross margin line.

(dollars in thousands)	Year Ended December 31, 2004	2003	2002
Selling, general and administrative expenses	$ 67,939	$ 56,787	$ 46,462
Interest income	999	573	668
Interest expense, net of amounts capitalized	8,388	7,811	8,610
Equity earnings (losses) of unconsolidated affiliates:			
Medusa Spar LLC	8,171	(65)	-
Cable lay and maintenance	(3,132)	(754)	(1,239)
Canadian ROV joint venture	1,071	859	116
Other	-	-	217
Other income (expense), net	(1,662)	(1,720)	(2,330)
Provision for income taxes	20,623	15,778	16,392

Our selling, general and administrative expenses increased in 2004 and 2003 principally due to the additional expenses related to companies and operations we acquired, $1.8 million of expenses related to a terminated acquisition effort, increased costs related to Sarbanes-Oxley Act compliance and documentation, and expenses related to training and implementation of a new enterprise software system that we will activate in 2005. Our selling, general and administrative expenses in 2002 contained a $1.4 million charge for the doubtful account receivable in our Advanced Technologies segment. Interest expense increased in 2004 as we used debt to partially finance capital expenditures and acquisitions. Interest expense decreased in 2003 as a result of lower average borrowings during the year. Interest expense is net of capitalized interest of $0.4 million for the year ended December 31, 2004. In 2004, we started earning equity income from our 50% investment in Medusa Spar LLC, which we made in December 2003. Medusa Spar LLC owns 75% of a production spar in the Gulf of Mexico and earns its revenue from tariffs charged on production processed through the facility. In 2005, we expect an increase in equity in earnings of unconsolidated affiliates from our investment in Medusa Spar LLC attributable to a projected increase in production throughput. Due to the condition of the telecommunications market, our cable lay and maintenance venture is currently inactive and the single vessel used in the venture has been marketed for oilfield and other uses since 2004. In 2004, we recognized $1.9 million of pre-tax impairments related to the venture. In March 2005, we purchased the cable lay and maintenance equipment from the venture. Other income (expense), net, primarily consists of foreign currency gains and losses.

Our effective tax rate, including foreign, state and local taxes, was 34%, 35% and 29% for the years ended December 31, 2004, 2003 and 2002, respectively. We lowered our effective tax rate to 29% in 2002 as we determined that we would be able to realize foreign tax credits and we were able to finalize tax positions related to the foreign vessel and diving operations that we sold in 2000. For 2005, we anticipate an effective tax rate of approximately 35%.

Contractual Obligations

At December 31, 2004, we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period Total	2005	2006-2007	2008-2009	After 2009
Long-term Debt	$ 142,172	$ 1,172	$ 40,000	$ 81,000	$ 20,000
Operating Leases	68,574	10,244	15,746	12,094	30,490
Purchase Obligations	721	507	214	-	-
Other Long-term Obligations	30,657	689	1,398	1,427	27,143
TOTAL	$ 242,124	$ 12,612	$ 57,358	$ 94,521	$ 77,633

Subsequent to December 31, 2004, we placed orders totaling approximately $28 million for specialized steel tubes to be used in our manufacturing of steel tube umbilicals. Due to the current shortage of these specialized materials caused by a general worldwide increase in demand for steel, the lead times between placing the order and delivery have become extended. We have specific target projects for the order, although we do not have contracts for the projects. We also have other identified opportunities that could utilize these materials. However, should we decide not to accept delivery of the steel tubes, we would incur cancellation charges of at least 10% of the amount canceled.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed and floating rate debt. See Note 4 of Notes to Consolidated Financial Statements included in this report for a description of our long-term debt agreements, interest rates and maturities. We believe that significant interest rate changes will not have a material near-term impact on our future earnings or cash flows. Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for many of our international operations is the applicable local currency. We manage our exposure to changes in foreign exchange rates principally through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of $12.4 million, $11.7 million and $11.8 million to our equity accounts for the years ended December 31, 2004, 2003 and 2002, respectively, to reflect the net impact of the strengthening of various foreign currencies against the U.S. dollar for locations where the functional currency is not the U.S. dollar.

We recorded foreign currency losses of $1.2 million, $1.2 million and $1.9 million in our income statements in 2004, 2003 and 2002, respectively, related to our foreign operations. In 2004, the majority of our foreign currency losses related to our U.K. operations and, in 2003 and 2002, the majority of our foreign currency losses related to our Brazil operations. Some of our U.K. subsidiary's revenue is from U.S. dollar-denominated contracts. If the U.S. dollar continues to weaken against the British pound sterling, we will incur currency losses for the period the related accounts receivable are outstanding. Our Subsea Products business in Brazil conducts much of its operations in U.S. dollars, which is its functional currency.

CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2004 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We developed our internal control over financial reporting through a process in which our management applied its judgment in assessing the costs and benefits of various controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of controls is based in part on various assumptions about the likelihood of future events, and we cannot assure you that any system of controls will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial reporting controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and an evaluation of our overall control environment. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2004.

Ernst & Young LLP, an independent registered public accounting firm, has audited our management's assessment of the effectiveness of our internal control over financial reporting, as stated in their report which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Oceaneering International, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Oceaneering International, Inc. ("Oceaneering") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oceaneering's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Oceaneering International, Inc. maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Oceaneering International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Oceaneering International, Inc. and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Houston, Texas
March 8, 2005

/s/ ERNST & YOUNG LLP

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Index to Financial Statements

Index to Schedules

All schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission have been omitted because they are not required under the relevant instructions or because the required information is included in the financial statements included herein or in the related footnotes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of Oceaneering International, Inc.:

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of Oceaneering's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oceaneering International, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
March 8, 2005

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 16,781**	$ 18,396
Accounts receivable, net of allowances for doubtful accounts	**190,921**	139,941
Revenue in excess of amounts billed	**15,201**	11,265
Prepaid expenses and other	**53,973**	55,163
Total current assets	**276,876**	224,765
Property and Equipment, at cost:		
Marine services equipment	**460,852**	383,184
Mobile offshore production equipment	**148,683**	143,489
Manufacturing facilities	**111,897**	58,517
Other	**64,237**	64,909
	785,669	650,099
Less accumulated depreciation	**384,615**	321,029
Net property and equipment	**401,054**	329,070
Other Assets:		
Goodwill	**62,977**	38,468
Investments in unconsolidated affiliates	**55,615**	52,183
Other	**23,142**	18,370
Total Assets	**$ 819,664**	$ 662,856
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 47,397**	$ 32,130
Accrued liabilities	**112,477**	85,406
Income taxes payable	**10,798**	15,436
Total current liabilities	**170,672**	132,972
Long-term Debt	**142,172**	122,324
Other Long-term Liabilities	**52,383**	48,185
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 25,820,236 and 24,813,289 shares issued	**6,455**	6,203
Additional paid-in capital	**146,403**	113,704
Treasury stock; 0 and 429,545 shares at cost	**-**	(9,563)
Retained earnings	**285,351**	245,051
Accumulated other comprehensive income	**16,228**	3,980
Total shareholders' equity	**454,437**	359,375
Total Liabilities and Shareholders' Equity	**$ 819,664**	$ 662,856

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31,		
	2004	2003	2002
Revenue	**$780,181**	$639,249	$547,467
Cost of Services and Products	**648,378**	528,465	433,302
Gross margin	**131,803**	110,784	114,165
Selling, General and Administrative Expense	**67,939**	56,787	46,462
Income from operations	**63,864**	53,997	67,703
Interest Income	**999**	573	668
Interest Expense, net of amounts capitalized	**(8,388)**	(7,811)	(8,610)
Equity earnings (losses) of unconsolidated affiliates	**6,110**	40	(906)
Other Income (Expense), Net	**(1,596)**	(1,669)	(2,287)
Minority Interests	**(66)**	(51)	(43)
Income before income taxes	**60,923**	45,079	56,525
Provision for Income Taxes	**20,623**	15,778	16,392
Net Income	**$ 40,300**	**$ 29,301**	**$ 40,133**
Basic Earnings per Share	**$ 1.61**	$ 1.23	$ 1.67
Diluted Earnings per Share	**$ 1.57**	$ 1.20	$ 1.63
Weighted average number of common shares	**24,993**	23,903	24,047
Incremental shares from stock options	**692**	550	636
Weighted average number of common shares and equivalents	**25,685**	24,453	24,683

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2004	2003	2002
Cash Flows from Operating Activities:			
Net income	**$ 40,300**	$ 29,301	$ 40,133
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**65,619**	56,963	52,341
Noncash compensation and other	**12,931**	10,372	1,786
Undistributed earnings of unconsolidated affliates	**(3,150)**	-	-
Increase (decrease) in cash from:			
Accounts receivable and revenue in excess of amounts billed, net	**(54,916)**	5,856	30,602
Prepaid expenses and other current assets	**(1,606)**	(2,799)	(2,294)
Other assets	**(4,846)**	(5,487)	(2,318)
Accounts payable	**15,267**	2,323	(6,984)
Accrued liabilities	**27,071**	(2,787)	(8,177)
Income taxes payable	**338**	1,658	8,664
Other long-term liabilities	**2,724**	(603)	9,468
Total adjustments to net income	**59,432**	65,496	83,088
Net Cash Provided by Operating Activities	**99,732**	94,797	123,221
Cash Flows from Investing Activities:			
Business acquisitions	**(69,192)**	(57,828)	(2,873)
Purchases of property and equipment and other	**(83,992)**	(42,542)	(31,679)
Dispositions of property and equipment	**515**	668	7,365
Decrease (increase) in other investments	**73**	(43,227)	2,470
Net Cash Used in Investing Activities	**(152,596)**	(142,929)	(24,717)
Cash Flows from Financing Activities:			
Net proceeds (payments) on revolving credit and other long-term debt, net of expenses	**19,280**	21,935	(23,000)
Payments of term loan	**-**	(17,600)	(29,400)
Proceeds from issuance of common stock	**31,969**	9,329	19,147
Purchases of treasury stock	**-**	(13,337)	(9,524)
Net Cash Provided by (Used in) Financing Activities	**51,249**	327	(42,777)
Net Increase (Decrease) in Cash and Cash Equivalents	**(1,615)**	(47,805)	55,727
Cash and Cash Equivalents – Beginning of Period	**18,396**	66,201	10,474
Cash and Cash Equivalents – End of Period	**$ 16,781**	$ 18,396	$ 66,201

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Issued		Additional Paid-in Capital	Unearned Comp-ensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)			Total
	Shares	Amounts					Fair Value of Interest Rate Hedge	Currency Translation Adjustments	Pension Liability	
Balance, December 31, 2001	**24,017**	**$ 6,004**	**$ 93,420**	**$ (4,199)**	**$ (3,353)**	**$ 175,617**	**$ 64**	**$ (17,337)**	**$ -**	**$ 250,216**
Comprehensive Income:										
Net Income	-	-	-	-	-	40,133	-	-	-	40,133
Change in fair value of interest rate hedge	-	-	-	-	-	-	(372)	-	-	(372)
Minimum pension liability adjustment	-	-	-	-	-	-	-	-	(3,723)	(3,723)
Translation adjustments	-	-	-	-	-	-	-	11,763	-	11,763
Total Comprehensive Income	-	-	-	-	-	40,133	(372)	11,763	(3,723)	47,801
Restricted stock expense	-	-	-	3,078	-	-	-	-	-	3,078
Restricted stock market adjustments	-	-	1,231	(1,231)	-	-	-	-	-	-
Restricted stock forfeitures	-	-	-	28	(138)	-	-	-	-	(110)
Stock options exercised	786	196	12,268	-	4,635	-	-	-	-	17,099
Tax benefits from stock plans	-	-	3,873	-	-	-	-	-	-	3,873
Treasury stock purchases	-	-	-	-	(9,524)	-	-	-	-	(9,524)
Common stock issued to company benefit plan	10	3	-	-	-	-	-	-	-	3
Treasury stock issued to company benefit plan, at average cost	-	-	357	-	1,066	-	-	-	-	1,423
Stock grants	-	-	1	-	5	-	-	-	-	6
Balance, December 31, 2002	**24,813**	**6,203**	**111,150**	**(2,324)**	**(7,309)**	**215,750**	**(308)**	**(5,574)**	**(3,723)**	**313,865**
Comprehensive Income:										
Net Income	-	-	-	-	-	29,301	-	-	-	29,301
Change in fair value of interest rate hedge	-	-	-	-	-	-	308	-	-	308
Minimum pension liability adjustment	-	-	-	-	-	-	-	-	1,542	1,542
Translation adjustments	-	-	-	-	-	-	-	11,735	-	11,735
Total Comprehensive Income	-	-	-	-	-	29,301	308	11,735	1,542	42,886
Restricted stock expense	-	-	4,163	1,285	-	-	-	-	-	5,448
Stock options exercised	-	-	(2,058)	-	6,756	-	-	-	-	4,698
Tax benefits from stock plans	-	-	1,184	-	-	-	-	-	-	1,184
Treasury stock purchases	-	-	-	-	(13,337)	-	-	-	-	(13,337)
Treasury stock issued to company benefit plan, at average cost	-	-	304	-	4,327	-	-	-	-	4,631
Balance, December 31, 2003	**24,813**	**6,203**	**114,743**	**(1,039)**	**(9,563)**	**245,051**	**-**	**6,161**	**(2,181)**	**359,375**
Comprehensive Income:										
Net Income	-	-	-	-	-	40,300	-	-	-	40,300
Change in fair value of interest rate hedge	-	-	-	-	-	-	-	-	-	-
Minimum pension liability adjustment	-	-	-	-	-	-	-	-	(151)	(151)
Translation adjustments	-	-	-	-	-	-	-	12,399	-	12,399
Total Comprehensive Income	-	-	-	-	-	40,300	-	12,399	(151)	52,548
Restricted stock expense	39	10	4,926	592	-	-	-	-	-	5,528
Restricted stock forfeitures	-	-	280	-	(280)	-	-	-	-	-
Stock options exercised	852	213	17,852	-	9,143	-	-	-	-	27,208
Tax benefits from stock plans	-	-	5,017	-	-	-	-	-	-	5,017
Common stock issued to company benefit plan	116	29	-	-	-	-	-	-	-	29
Treasury stock issued to company benefit plan, at average cost	-	-	4,032	-	700	-	-	-	-	4,732
Balance, December 31, 2004	**25,820**	**$ 6,455**	**$146,850**	**$ (447)**	**$ -**	**$ 285,351**	**$ -**	**$ 18,560**	**$ (2,332)**	**$ 454,437**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN No. 46(R)") if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We use the equity method to account for our investments in unconsolidated affiliated companies of which we own an equity interest of between 20% and 50% and as to which we have significant influence, but not control, over operations. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts

The following table sets forth the activity of our allowances for doubtful accounts receivable:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2002	$ 1,349	$ 1,463	$ 64	$ 113	$ 2,763
For the year ended December 31, 2003	$ 2,763	$ -	$ -	$ -	$ 2,763
For the year ended December 31, 2004	$ 2,763	$ -	$ -	$ -	$ 2,763

We determine the need for allowances for doubtful accounts using the specific identification method.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,	
(in thousands)	2004	2003
Spare parts for remotely operated vehicles	$ 14,595	$ 12,865
Inventories, primarily raw materials	19,208	19,595
Deferred taxes	11,996	16,265
Other	8,174	6,438
Total	$ 53,973	$ 55,163

Inventory is priced at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment

We provide for depreciation of property and equipment primarily on the straight-line method over estimated useful lives of three to 20 years for marine services equipment, up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. We estimate and accrue in advance for anticipated drydocking expenses of our larger vessels. These amounts are included in accrued liabilities on our balance sheets. We recognize differences between the estimates and the actual costs in the income statement.

The following table sets forth the activity of our accruals for drydocking for the periods presented:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2002	$ 3,614	$ (89)	$ 63	$ 1,493	$ 2,095
For the year ended December 31, 2003	$ 2,095	$ 1,291	$ 109	$ 1,964	$ 1,531
For the year ended December 31, 2004	$ 1,531	$ 495	$ 41	$ 860	$ 1,207

We capitalize interest on assets where the construction period is anticipated to be more than three months. In 2004, we capitalized $0.4 million of interest. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by us to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist, or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using quoted market prices. Assets are classified as held for sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. During the year ended December 31, 2002, we recorded an impairment adjustment of $700,000 in the form of additional depreciation of surplus ROV equipment in the Cost of Services and Products within our ROV business segment. We made no other impairment adjustments on long-lived assets during the periods presented.

Business Acquisitions

In January 2003, we acquired OIS International Inspection plc, an international provider of inspection and non-destructive testing services, for approximately $29 million. In April 2003, we acquired Nauticos Corporation, a provider of marine products and services support to governmental and commercial customers, and Reflange, Inc., a manufacturer of patented metal seal piping connectors and a supplier of on-site machining services, for approximately $8 million and $5 million, respectively. In September 2003, we acquired Rotator AS, a designer and manufacturer of subsea control valves, topside control valves, subsea chemical injection valves and specialty control panels, for approximately $15 million. These acquisitions were accounted for using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. Goodwill associated with these four acquisitions was $24 million. In February 2004, we acquired 34 work-class ROVs and related business operations from Stolt Offshore S.A. for approximately $52 million and in September 2004 we acquired 10 work-class ROVs and related business operations from Fugro N.V. for approximately $17 million. We accounted for these acquisitions using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. We have made preliminary purchase price allocations based on estimates using information currently available to us, and the allocations are subject to change when we obtain final asset and liability valuations. Our current estimate of goodwill associated with these two acquisitions is $23 million. These acquisitions were not material. As a result, we have not included pro forma information. The results of operations of OIS International Inspection plc, Nauticos Corporation, Reflange, Inc., Rotator AS and the assets and business operations acquired from Stolt Offshore S.A. and Fugro N.V. are included in our consolidated statements of income from the respective dates of acquisition.

Goodwill

Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* This standard changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangible assets with indefinite lives.

In accordance with the requirements of SFAS No. 142, we tested the goodwill attributable to each of our reporting units for impairment as of December 31, 2004, 2003 and 2002 and concluded that there was no impairment. Our reporting units are the product and service lines one level below our reportable business segments, except for Inspection and Subsea Projects, which are each a single reporting unit. We estimated fair value using discounted cash flow methodologies and market comparable information.

Revenue Recognition

Our revenue is primarily derived from billings under contracts that provide for specific time, material and equipment charges, which are accrued daily and billed periodically, ranging from weekly to monthly. Significant fixed-price contracts, which occur particularly in our Subsea Products and Advanced Technologies segments, are accounted for using the percentage-of-completion method. Under this method, we measure the extent of progress toward completion based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We record anticipated losses on contracts, if any, in the period during which we conclude those losses are first determinable.

Revenue in Excess of Amounts Billed relates to recoverable costs and accrued profits on contracts in progress. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed is summarized as follows:

	December 31,	
(in thousands)	2004	2003
Revenues recognized on uncompleted contracts	$ 68,819	$ 73,557
Less: Billings of customers	(53,618)	(62,292)
Revenue in excess of amounts billed	$ 15,201	$ 11,265

Billings in Excess of Revenue Recognized on uncompleted fixed-price contracts accounted for using the percentage-of-completion method are summarized as follows:

(in thousands)	December 31, 2004	December 31, 2003
Amounts billed to customers	$ 29,555	$ 34,523
Less: Revenues recognized	(21,898)	(26,478)
Billings in excess of revenue recognized	$ 7,657	$ 8,045

Stock-Based Compensation

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation,* we use the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* to account for our stock-based compensation programs. Accordingly, we do not recognize any compensation expense when the exercise price of an employee stock option is equal to the Common Share market price on the grant date. The following illustrates the pro forma effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123:

(in thousands, except per share amounts)		Year Ended December 31, 2004	2003	2002
Net income:				
As reported		$ 40,300	$ 29,301	$ 40,133
Employee stock-based compensation expense included in net income, net of income tax benefit		6,827	5,315	3,882
Pro forma compensation expense determined under fair value methods for all awards, net of income tax benefit		(11,515)	(11,197)	(8,880)
Pro forma		$ 35,612	$ 23,419	$ 35,135
Pro forma earnings per common share:				
	Basic	$ 1.42	$ 0.98	$ 1.46
	Diluted	$ 1.39	$ 0.96	$ 1.42
Reported earnings per common share:				
	Basic	$ 1.61	$ 1.23	$ 1.67
	Diluted	$ 1.57	$ 1.20	$ 1.63

For purposes of these pro forma disclosures, the fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model. The following assumptions for the years ended December 31, 2004, 2003 and 2002, respectively, were computed on a weighted average basis: expected volatility of 36.2%, 45.0% and 49.2%; risk-free interest rate of 3.18%, 2.26% and1.94%; expected average life of 3.0 years; and no expected dividends. The weighted average fair values of the options granted in the years ended December 2004, 2003 and 2002 were $10.25, $7.57 and $8.74, respectively. The estimated fair value of the options is amortized to pro forma expense over the options' expected lives.

Income Taxes

We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for temporary differences in the recognition of income and expense for financial and tax reporting purposes. Our policy is to provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity.

Foreign Currency Translation

The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income.

Our subsidiary in Brazil uses the U.S. dollar as its functional currency. Because of local requirements, its original books of record are kept in Brazilian currency. These financial statements are translated as follows: nonmonetary assets, share par value and paid-in capital are translated at historical exchange rates, preserving the original U.S. dollar basis; revenue and expenses are translated at the average rates of exchange during the period, except for depreciation and amortization and material transfers from inventory, which are translated at historical exchange rates; and all other financial statement accounts are translated at the rate of exchange at the end of each period. Remeasurement adjustments to state the monetary accounts of local currency as current U.S. dollars are credited or charged directly to income. We recorded $1.2 million, $1.2 million and $1.9 million of foreign currency losses in 2004, 2003 and 2002, respectively.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively. The weighted average number of common shares and equivalents for each of 2004, 2003 and 2002 excludes averages of 13,000, 899,000 and 341,000 stock options, respectively, which were antidilutive.

Financial Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Reclassifications

We have reclassified certain amounts from prior years to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We believe there will be no material effect on our financial statements upon adoption of this statement.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payments* ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective for all public entities in the first interim or annual reporting period beginning after June 15, 2005. Although we have not completed our analysis of the impact of SFAS 123R, we currently estimate that existing option grants will cause us to recognize approximately $0.03 per diluted share of equity- and option-based compensation expense for 2005, assuming we elect the modified prospective transition alternative. However, this estimate may increase or decrease materially once we complete our analysis of the impact of SFAS 123R.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Our investments in unconsolidated affiliates consists of the following:

(in thousands)	December 31, 2004	December 31, 2003
Medusa Spar LLC	$ 49,987	$ 43,640
Smit-Oceaneering Cable Systems LLC	3,192	6,367
Other	2,436	2,176
	$ 55,615	$ 52,183

In 2004, our 50%-owned cable lay and maintenance joint venture, Smit-Oceaneering Cable Systems LLC, recorded an impairment of $7.2 million relative to some of its equipment. We also recorded an additional impairment of $0.4 million of our investment. After taking into account a deferred gain of $2.1 million we had generated upon formation of the venture, the two impairments reduced our equity earnings of unconsolidated affiliates by $1.9 million. Total equity loss from our investment in Smit-Oceaneering Cable Systems LLC was $3.1 million, $0.8 million and $1.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity. A variable interest entity is generally defined as an entity whose equity is insufficient to absorb the expected losses or whose owners lack the risk and rewards of ownership. FIN No. 46 is effective for all variable interest entities created or modified after January 31, 2003 and requires certain disclosures for all variable interest entities. In December 2003, the FASB published a revision to FIN No. 46 ("FIN No. 46R") to clarify some of the provisions of the Interpretation and to defer the effective date of implementation for certain entities created before January 31, 2003. Under the guidance of FIN No. 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities ("SPEs") are required to apply the provisions of the Interpretation in financials statements for periods ending after March 14, 2004. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on our consolidated financial position, results of operations or liquidity. In December 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million. Medusa Spar LLC owns a 75% interest in a production spar platform. Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed (throughput). The majority working interest owner of the Medusa field, the spar's initial location, has committed to deliver a minimum throughput, which we expect will generate sufficient revenue to repay Medusa Spar LLC's bank debt. The Medusa Spar LLC financed its acquisition of its 75% interest in the production spar platform using approximately 50% debt and 50% equity from its equity holders. Our maximum exposure to loss from our investment in Medusa Spar LLC is our $50 million investment. Medusa Spar LLC is a variable interest entity. As we are not the primary beneficiary under FIN 46(R), we are accounting for our investment in Medusa Spar LLC under the equity method of accounting. Summarized 100% financial information relative to Medusa Spar LLC and a reconciliation of the underlying equity in net assets to our carrying value follows.

(in thousands)	December 31, 2004	2003
Medusa Spar LLC		
Condensed Balance Sheets		
ASSETS		
Current Assets	$ 3,435	$ 205
Property and Equipment, net	157,416	166,893
Other Non-Current Assets	1,751	2,098
Total Assets	$ 162,602	$ 169,196
LIABILITIES AND MEMBERS' EQUITY		
Current Maturities of Long-Term Debt	$ 17,125	$ 19,502
Other Current Liabilities	44	1,274
Total Current Liabilities	17,169	20,776
Long-Term Debt, net of current maturities	46,981	64,106
Other Comprehensive Income (Loss)	883	(100)
Members' Equity	97,569	84,414
Total Liabilities and Members' Equity	$ 162,602	$ 169,196
Condensed Statements of Operations		
Revenue	$ 29,312	$ 348
Depreciation	(9,478)	(357)
General and Administrative	(113)	(2)
Interest	(3,169)	(115)
Net Income (Loss)	$ 16,552	$ (126)
Reconciliation of the Carrying Value of the Investment to Underlying Equity in Net Assets:		
Underlying Equity in Net Assets - 50%	$ 48,785	$ 42,207
Basis Differences	1,202	1,433
Carrying Value of Investment in Medusa Spar LLC in the Consolidated Financial Statements	$ 49,987	$ 43,640

We are amortizing the basis differences on the straight-line method over six to 15 years.

Our 50% share of the undistributed earnings of Medusa Spar LLC was $6.5 million at December 31, 2004.

3. INCOME TAXES

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries, including acquired companies from their respective dates of acquisition. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates. On a geographic basis, which excludes foreign earnings of our United States companies and excludes allocations of overhead and interest expense to our foreign subsidiaries, loss before income taxes attributable to the United States was $3.2 million, $1.9 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. The following table sets forth our provisions for income taxes.

(in thousands)	Year Ended December 31, 2004	2003	2002
U.S. federal and state	$ 1,622	$ 2,550	$ (1,493)
Foreign	19,001	13,228	17,885
Total provision	$ 20,623	$ 15,778	$ 16,392
Current	$ 16,379	$ 16,261	$ 20,971
Deferred	4,244	(483)	(4,579)
Total provision	$ 20,623	$ 15,778	$ 16,392
Cash taxes paid	$ 17,995	$ 16,890	$ 12,976

As of December 31, 2004 and 2003, our worldwide deferred tax assets and liabilities were as follows:

(in thousands)	December 31, 2004	2003
Current deferred tax assets	$ 11,996	$ 16,265
Gross deferred tax assets – long-term	$ 89	$ 1,393
Valuation allowance	-	(1,307)
Net deferred tax assets – long-term	$ 89	$ 86
Deferred tax liabilities	$ 24,132	$ 24,154

Our deferred tax assets relate to self-insurance reserves, net operating loss carryforwards, expected tax refunds and expected foreign tax credits.

Deferred tax liabilities consist principally of depreciation and amortization book/tax differences and provisions for income of foreign subsidiaries expected to be repatriated, net of restricted stock book/tax differences which will turn around in the same time period. We have $17 million of earnings of our Swiss subsidiary, Oceaneering International AG, that we consider indefinitely reinvested outside the United States and that we do not expect to repatriate.

Prior to 2004, we had established a valuation allowance for deferred tax assets after taking into account factors that are likely to affect our ability to utilize the tax assets. We conduct business through several foreign subsidiaries and, although we expect our consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Changes in the valuation allowance primarily relate to the utilization of foreign NOLs. For 2004, such valuation allowances were no longer needed as the NOLs were utilized. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes and minority interests, are reconciled to the actual provisions for income taxes as follows:

(in thousands)	Year Ended December 31, 2004	2003	2002
Computed U.S. statutory expense	$ 21,346	$ 15,795	$ 19,799
Change in valuation allowances	(1,307)	(557)	(1,286)
State and local taxes and other, net	584	540	(2,121)
Total provision for income taxes	$ 20,623	$ 15,778	$ 16,392

In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act contains new provisions that may impact our U.S. income tax liability in future years. The FASB has proposed accounting guidance for certain of the Jobs Creation Act's provisions by issuing two draft FASB Staff Positions (FSPs 109-a and 109-b) dealing with the deduction the Jobs Creation Act offers to domestic manufacturers and the temporary lower tax rate on repatriated foreign earnings. As drafted, the FSPs would be effective immediately upon final issuance. We are currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

4. DEBT

Long-term Debt consisted of the following:

	December 31,	
(in thousands)	2004	2003
6.72% Senior Notes	$100,000	$100,000
Revolving credit facility	41,000	20,000
Other	1,172	2,324
Long-term Debt	$ 142,172	$ 122,324

We have $100 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in five equal annual installments beginning September 2006.

We have a $250 million revolving credit facility (the "Credit Agreement") that expires in January 2008. We pay a facility fee ranging from .20% to .30% per annum, depending on our debt-to-capitalization ratio, on the banks' commitments. Under the Credit Agreement, we have the option to borrow dollars at the London Interbank Offered Rate ("LIBOR") plus a margin ranging from .55% to 1.075%, depending on our debt-to-capitalization ratio, or at the agent bank's prime rate. At December 31, 2004, we had $41 million of borrowings outstanding under the Credit Agreement and $209 million available for borrowing.

Scheduled maturities of Long-term Debt outstanding as of December 31, 2004 were as follows:

(in thousands)	6.72% Notes	Revolving Credit	Software Vendor Financing	Total
2005	$ -	$ -	$ 1,172	$ 1,172
2006	20,000	-	-	20,000
2007	20,000	-	-	20,000
2008	20,000	41,000	-	61,000
2009	20,000	-	-	20,000
Thereafter	20,000	-	-	20,000
Total	$ 100,000	$ 41,000	$ 1,172	$ 142,172

Maturities in 2005 are not classified as current as of December 31, 2004, since we are able to extend the maturity by reborrowing under the revolving credit facility with a maturity date after one year.

The 6.72% Senior Notes contain restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of our consolidated net income after April 1, 1998, plus cash proceeds from any sales of our common stock. The $250 million revolving credit agreement contains restrictive covenants as to minimum net worth, debt-to-capitalization ratio, interest coverage and restricted payments. Under the revolving credit agreement, restricted payments, which include dividends and treasury stock purchases, are limited to $100 million plus the sum of, since October 1, 2003, 50% of our consolidated net income plus any cash proceeds from any sales of our common stock.

We made cash interest payments of $8.3 million, $8.0 million and $8.7 million in the years ended December 31, 2004, 2003 and 2002, respectively. We capitalized interest charges of $0.4 million in the year ended December 31, 2004 as part of construction-in-progress.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2004, we occupied several facilities under noncancellable operating leases expiring at various dates through 2091. Future minimum rentals under these leases are as follows:

	(in thousands)
2005	$ 10,244
2006	8,405
2007	7,341
2008	6,199
2009	5,895
Thereafter	30,490
Total Lease Commitments	$ 68,574

Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $26 million, $18 million and $14 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Insurance

We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for all known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using management estimates and based on prior experience. We believe that we have established adequate accruals for uninsured expected liabilities arising from those obligations.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. In the opinion of our management, the ultimate liability, if any, that may result from these actions and claims will not materially affect our financial position or results of operations.

Letters of Credit

We had $24 million and $28 million in letters of credit outstanding as of December 31, 2004 and 2003, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

As of December 31, 2002, we had an interest rate hedge in place, which fixed three-month LIBOR at 3.24%, effective January 2, 2002. This applied to the scheduled balance of the Term Loan and, accordingly, the amount was reduced by the scheduled amortization of the Term Loan. When we made a $21 million prepayment of principal of the Term Loan in the second quarter of 2002, the remaining scheduled maturities of the Term Loan changed. We revised the hedge to match the rescheduled maturities of the Term Loan. We charged $118,000 to interest expense as a result of the change. In the third quarter of 2003, we repaid the Term Loan with the initial proceeds of a new revolving credit agreement. As a result, we terminated the remainder of the hedge and charged the $203,000 cost of terminating the hedge to interest expense. We had no interest rate hedges in place at December 31, 2004.

Other financial instruments that potentially subject us to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad and diverse group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short-term nature, carrying values of our accounts receivable and accounts payable approximate fair market value.

We estimated the fair value of our $100 million of 6.72% Senior Notes to be $107 million as of December 31, 2004. We arrived at this estimate by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

6. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We supply a comprehensive range of integrated technical services and products to a variety of industries and we are one of the world's largest underwater services contractors. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects, Mobile Offshore Production Systems and Inspection. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies umbilicals, production control equipment, pipeline repair systems and ROV tooling and work packages. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used primarily in inspection, repair and maintenance activities. Our Mobile Offshore Production Systems segment provides offshore production facilities through three mobile offshore production systems that we own and a 50%-owned entity, which owns 75% of another system. Our Inspection segment provides customers with a wide range of third-party inspection services to satisfy contractual structural specifications, internal safety standards and regulatory requirements. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

The table that follows presents Revenue, Income from Operations, Depreciation and Amortization Expense and Equity Earnings (Losses) of Unconsolidated Affiliates by business segment:

(in thousands)	Year Ended December 31, 2004	2003	2002
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$ 223,914	$ 160,359	$ 149,619
Subsea Products	160,410	107,540	123,227
Subsea Projects	70,254	68,796	78,709
Mobile Offshore Production Systems	49,387	46,836	48,538
Inspection	145,691	136,599	44,026
Total Oil and Gas	649,656	520,130	444,119
Advanced Technologies	130,525	119,119	103,348
Total	$ 780,181	$ 639,249	$ 547,467
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 48,397	$ 34,925	$ 32,213
Subsea Products	10,891	4,466	19,655
Subsea Projects	5,472	6,626	12,010
Mobile Offshore Production Systems	16,565	15,712	18,988
Inspection	4,564	5,246	2,508
Total Oil and Gas	85,889	66,975	85,374
Advanced Technologies	17,515	15,067	10,979
Unallocated Expenses	(39,540)	(28,045)	(28,650)
Total	$ 63,864	$ 53,997	$ 67,703
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 32,605	$ 27,175	$ 25,642
Subsea Products	8,184	7,210	5,364
Subsea Projects	6,107	5,274	6,224
Mobile Offshore Production Systems	11,054	10,415	10,280
Inspection	4,608	4,103	995
Total Oil and Gas	62,558	54,177	48,505
Advanced Technologies	2,100	2,004	2,554
Unallocated Expenses	961	782	1,282
Total	$ 65,619	$ 56,963	$ 52,341
Equity Earnings (Losses) of Unconsolidated Affiliates			
Oil and Gas			
Remotely Operated Vehicles	$ 1,071	$ 859	$ 116
Subsea Products	-	-	217
Mobile Offshore Production Systems	8,171	(65)	-
Total Oil and Gas	9,242	794	333
Advanced Technologies	(3,132)	(754)	(1,239)
Total	$ 6,110	$ 40	$ (906)

The following tables present Assets, Goodwill and Capital Expenditures by business segment as of and for the periods indicated:

(in thousands)	2004	2003
Assets		
Oil and Gas		
Remotely Operated Vehicles	$ 254,020	$ 158,089
Subsea Products	184,473	117,953
Subsea Projects	81,582	71,719
Mobile Offshore Production Systems	132,534	137,508
Inspection	62,459	65,899
Total Oil and Gas	715,068	551,168
Advanced Technologies	50,636	49,345
Corporate and Other	53,960	62,343
Total	$ 819,664	$ 662,856
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 23,421	$ 190
Subsea Products	17,950	15,616
Inspection	11,152	12,208
Total Oil and Gas	52,523	28,014
Advanced Technologies	10,454	10,454
Total	$ 62,977	$ 38,468

	Year Ended December 31,		
(in thousands)	2004	2003	2002
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$ 86,250	$ 22,320	$ 13,107
Subsea Products	44,311	26,629	11,067
Subsea Projects	4,063	5,828	4,713
Mobile Offshore Production Systems	2,242	1,043	1,559
Inspection	4,595	30,710	1,949
Total Oil and Gas	141,461	86,530	32,395
Advanced Technologies	1,170	12,047	1,499
Corporate and Other	10,553	1,793	658
Total	$ 153,184	$ 100,370	$ 34,552

Income from operations for each business segment is determined before interest income or expense, other income (expense), minority interests and provision for income taxes. An allocation of these items is not considered practical. All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain prepaid expenses and other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

No individual customer accounted for more than 10% of our consolidated revenue in any of the years ended December 31, 2004, 2003 or 2002.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2004	2003	2002
Revenue			
United States	$ 339,682	$ 305,444	$ 292,085
United Kingdom	115,210	105,991	53,811
West Africa	96,617	77,643	69,663
Norway	76,090	36,019	27,111
Australia	43,018	29,543	28,737
Brazil	25,651	16,901	32,187
Indonesia	13,429	14,537	9,242
Other Asia	51,801	28,882	16,998
Other	18,683	24,289	17,633
Total	$ 780,181	$ 639,249	$ 547,467
Long-Lived Assets			
United States	$ 286,452	$ 225,955	$ 172,249
Europe	85,478	80,014	51,664
West Africa	49,279	21,730	18,162
Asia	16,079	13,711	16,024
Australia	62,631	69,752	76,719
Brazil	25,673	14,877	15,317
Total	$ 525,592	$ 426,039	$ 350,135

Revenue is based on location where services are performed and facility location for products.

7. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities and other long-term liabilities consisted of the following:

(in thousands)	December 31, 2004	2003
Accrued Liabilities:		
Payroll and related costs	$ 47,170	$ 34,914
Accrued job costs	28,788	16,175
Self-insurance reserves for claims expected to be paid within one year	6,351	6,640
Billings in excess of revenue recognized	16,122	15,882
Other	14,046	11,795
Total Accrued Liabilities	$ 112,477	$ 85,406
Other Long-Term Liabilities:		
Deferred income taxes	$ 24,132	$ 24,154
Self-insurance reserves not expected to be paid within one year	5,669	5,123
Accrued defined benefit plan obligations	6,094	5,239
Supplemental Executive Retirement Plan	14,931	11,509
Minority interests and other	1,557	2,160
Total Other Long-Term Liabilities	$ 52,383	$ 48,185

8. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

We have several employee retirement investment plans that, taken together, cover most of our full-time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the 401(k) plan were $5,307,000, $4,688,000 and $4,140,000 for the plan years ended December 31, 2004, 2003 and 2002, respectively.

We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k). In 2004 and 2003, these contributions, principally related to plans associated with U.K. and Norwegian subsidiaries were $1,881,000 and $1,407,000, respectively.

The Oceaneering International, Inc. Supplemental Executive Retirement Plan covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during the years ended December 31, 2004, 2003 and 2002 were $2,309,000, $2,288,000 and $2,017,000, respectively.

Incentive and Stock Option Plans

Under the 2002 Incentive Plan and the 2002 Non-Executive Incentive Plan (the "Incentive Plans"), totals of 1,325,000 and 2,500,000 shares of our common stock, respectively, were made available for awards to employees and other persons (excluding (1) nonemployee directors except with respect to automatic grants as described below, and (2) executive officers, in the case of the 2002 Non-Executive Incentive Plan, which is not a shareholder-approved plan) having an important business relationship or affiliation with us. Under the shareholder-approved 2002 Incentive Plan, each of our directors is automatically granted an option to purchase 10,000 shares of our common stock on the date the director becomes a nonemployee director and each year thereafter at an exercise price per share equal to the fair market value of a share of our common stock on the date the option was granted. These options granted to nonemployee directors become fully exercisable six months following the date of grant.

The Incentive Plans are administered by the Compensation Committee, which determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The Compensation Committee may grant stock options, stock appreciation rights and stock and cash awards. Options outstanding under the Incentive Plans and prior plans vest over a six-month, a three-year or a four-year period and are exercisable over a period of four, five or ten years after the date of grant or five years after the date of vesting. Under the Incentive Plans, a stock option must have a term not exceeding five years from the date of grant and must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option.

We recognize no compensation cost for stock options we issued unless options are granted at an option price below the fair market value of the stock at the date of the grant. See Note 1 – "Summary of Major Accounting Policies – Stock-Based Compensation" for fair market values and pro forma financial effects had compensation cost for these stock options been determined based on fair value.

Information regarding option plans is as follows:

	Shares under Option	Weighted Average
Balance at December 31, 2001	2,334,660	$ 17.35
Granted	774,600	24.99
Exercised	(1,088,085)	15.65
Forfeited	(43,200)	19.50
Balance at December 31, 2002	1,977,975	21.23
Granted	843,600	23.10
Exercised	(296,500)	15.37
Forfeited	(34,700)	23.15
Balance at December 31, 2003	2,490,375	22.53
Granted	323,550	36.36
Exercised	(1,260,925)	21.58
Forfeited	(43,950)	23.11
Balance at December 31, 2004	1,509,050	$ 26.28

The following table provides information about the options outstanding at December 31, 2004.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares at December 31, 2004	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares at December 31, 2004	Weighted Average Exercise Price
$4.72 – 23.82	767,950	3.00	$ 22.52	392,450	$ 22.17
$23.83 – 29.81	428,350	2.80	$ 25.49	255,950	$ 25.70
$29.82 – 37.27	312,750	4.90	$ 36.61	40,000	$ 32.11

Restricted Stock Plan Information

During the years ended December 31, 2004 and 2002, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. No restricted common stock units or restricted common stock were granted in 2003. These grants are subject to earning requirements on the basis of a percentage change between the price of our common stock versus the average of the common stock price of a peer group of companies over a three-year period. Up to one-half of the grants made in 2004 and one-third of the grants made in 2002 may be earned each year depending on our cumulative common stock performance, with any amount earned subject to vesting in five equal installments over a five-year period, conditional upon continued employment. At the time of vesting of a restricted common stock unit, the participant will be issued a share of our common stock for each common stock unit vested. At the time of each vesting, a participant receives a tax-assistance payment. With regard to the grants of restricted common stock made prior to 2002, the employee must reimburse us for the tax-assistance payment if the vested common stock is sold by the employee within three years after the vesting date. As of December 31, 2004, one-half of the grants made in 2004 and two-thirds of the grants made in 2002 had been earned. As of December 31, 2004, a total of 681,700 shares or units of restricted stock was outstanding and unvested under these and former, similar grants, of which 480,200 shares were earned, subject to vesting requirements. The numbers and weighted average grant date fair values of restricted stock units and stock granted were 22,000 and $30.49, respectively, during 2004, and 616,500 and $24.78, respectively, during 2002. Compensation expense under the restricted stock plans was $10,503,000, $8,177,000 and $5,972,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Each grantee of shares of restricted common stock mentioned in this paragraph is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares. The restricted stock units granted in 2004 and 2002 carry no voting or dividend rights.

Shareholder Rights Plan

We adopted a Stockholder Rights Plan on November 20, 1992, which was amended and restated as of November 16, 2001. Each Right initially entitles the holder to purchase from us a fractional share consisting of one one-hundredth of a share of Series B Junior Participating Preferred Stock, at a purchase price of $60 per fractional share, subject to adjustment. The Rights generally will not become exercisable until ten days after a public announcement that a person or group has acquired 15% or more of our common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Rights were issued and will continue to be issued with all shares of our common stock that are issued until the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing our common stock and will be transferable only with our common stock. Generally, if any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then current exercise price, shares of our common stock having a market value of two times the exercise price of the Right. At any time until ten days after a public announcement that the Rights have been triggered, we will generally be entitled to redeem the Rights for $.01 and to amend the Rights in any manner other than certain specified exceptions. Certain subsequent amendments are also permitted. The Rights expire on November 20, 2011.

Post-Employment Benefit

In November 2001, we entered into an agreement with our Chairman and Chief Executive Officer (the "Chairman"). The agreement provides for a specific employment period with us through August 15, 2006, followed by a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors if requested to serve in that capacity by our Board of Directors. The agreement provides the Chairman with a post-employment benefit of ten years following his services to us. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his employment with us, and, under certain circumstances, thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is reduced or terminated, we will recognize the previously unaccrued benefits.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2004				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$166,628	$194,653	$192,862	$226,038	$780,181
Gross margin	25,634	32,869	34,205	39,095	131,803
Income from operations	8,957	16,831	18,719	19,357	63,864
Net income	4,830	10,912	12,846	11,712	40,300
Diluted earnings per share	$ 0.19	$ 0.43	$ 0.50	$ 0.45	$ 1.57
Weighted average number of common shares and equivalents	25,378	25,589	25,871	25,903	25,685

	Year Ended December 31, 2003				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$140,669	$163,761	$172,754	$162,065	$639,249
Gross margin	24,163	28,226	30,372	28,023	110,784
Income from operations	11,457	14,743	16,050	11,747	53,997
Net income	6,035	8,086	9,038	6,142	29,301
Diluted earnings per share	$ 0.25	$ 0.33	$ 0.37	$ 0.25	$ 1.20
Weighted average number of common shares and equivalents	24,500	24,284	24,488	24,539	24,453

DIRECTORS AND KEY MANAGEMENT

DIRECTORS

T. Jay Collins
President and Chief Operating Officer of Oceaneering International, Inc.

Jerold J. DesRoche
Partner and a director of National Power Company

David S. Hooker
Chairman of Ocean Hover Limited and a director of Aminex plc

John R. Huff
Chairman and Chief Executive Officer of Oceaneering International, Inc.

D. Michael Hughes
Owner of The Broken Arrow Ranch and affiliated businesses

Harris J. Pappas
President of Pappas Restaurants, Inc. and a director of Luby's, Inc.

CORPORATE MANAGEMNENT

John R. Huff
Chairman and Chief Executive Officer

T. Jay Collins
President and Chief Operating Officer

Marvin J. Migura
Senior Vice President and Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel, and Secretary

Stephen E. Bradshaw
Vice President Business Development

Gregg K. Farris
Vice President Information Technology

John L. Zachary
Controller and Chief Accounting Officer

Robert P. Mingoia
Treasurer

Robert P. Moschetta
Vice President Health Safety Environment

Janet G. Charles
Director of Human Resources

OFFSHORE OIL AND GAS SERVICES AND PRODUCTS

M. Kevin McEvoy
Senior Vice President—Western Region

Jerry A. Gauthier
Vice President & General Manager Americas

Norb D. Gorman
Vice President & General Manager Subsea Projects

Robert "Pat" Mannina
Vice President & General Manager ROV

Charles A. Royce
Vice President Sales & Marketing

Scott A. Wagner
Vice President & General Manager Brazil

Ricardo Chagas
ROV Manager South America

Lanny L. Falgout
Commercial Manager

Steven Hall
Manager, Diving

Mike Ellis
Manager, Installation Projects

Randall G. Kille
Manager, IMR Projects

Warren Klingler
Manager, Dive/Marine

Duane Landry
Region Controller

J. David Macnamara
Region Administrative Manager

Ernesto Marcos
Country Manager, Mexico

Patrick Matthews
Manager, Survey

Darrin McGuire
Manager, Vessels

Darryl Rundquist, Sr.
ROV Operations Manager

Mike Todd
Subsea Projects Operations Manager

Wayne A. Reed
Manager, HSE

Thomas Verhagen
Region Business Manager

Clyde Hewlett
Vice President & General Manager, MOPS

Fred E. Shumaker
Vice President, Commercial

John M. Cherry
Country Manager, Angola

Andy Henderson
Manager, Subsea Tiebacks

Max Kattner
Engineering Manager

Ed Liles
Project Manager

Jim M. Luke
Managing Director, Australia

Rick Spottswood
Construction Manager

Richard J. Thompson
Manager of Operations, MOPS

Alexander Westwood
Senior Vice President—Eastern Region

Andrew Atkinson
Director & General Manager ROV, Asia

Bob Atkinson
ROV Business Development Manager

Priyo Darmo
President & General Manager, Survey

Colin Forbes
Regional Legal Counsel

Martin Fraser
Manager Integrated Management Systems

Malcolm Gray
Pipelines Manager

Patrick Haggerty
ROV Manager Europe

Fiona Inkster
Regional Human Resources Manager

Eric Johnston
Contracts Director

Sam Kavanagh
Operations Manager, Survey

Chandru Lalwani
Region Controller

Bernt Aage Lie
General Manager, Norway

Martin McDonald
ROV Manager, Africa & Middle East

John McMenemy
Commercial Manager Inspection

Alex Mustard
Regional Manager, Integrity Management Services

C. Andre Olivier
Regional Manager, Inspection Americas

Jonathon E. Playford
Commercial Manager, ROV, Europe & Africa

David Ratz
Commercial Manager, ROV, Asia

Neil Riddle
Regional Manager, Inspection, Asia, Africa, & Middle East

Harold Roberts
Manager Business Development, West Africa

Erik H. Saestad
ROV Manager, Norway

John Watkinson
Regional Manager, Inspection, England & Wales

Philip D. Gardner
Senior Vice President, Subsea Products

Fergus Hines
Vice President, Engineering—Multiflex

John Marsh
Vice President, Manufacturing—Multiflex

Jeffrey M. White
Vice President, Sales & Marketing—Multiflex

Charlie Backhouse
General Manager, Multiflex U.K.

Hassan Bokhari
Manufacturing Operations—OIE

Larry A. Braunz
General Manager, Multiflex U.S.

Fernando Fontes
Operations Manager—Multiflex Brazil

Robert C. Burnett
Sr. Contracts Manager—Subsea Products

Michael T. Cunningham
Technical Sales & Marketing Manager—OIE

Alan Curtis
Controller—Subsea Products

Anthony Franklin
Business Development Manager—Subsea Products

Paul Frikstad
General Manager, Rotator

Bruce T. Garthwaite
General Manager, Exploration & Production Support—OIE

Michael Hessel, Jr.
Business Development Manager—Subsea Products

Daniel A. Krohn
Subsea Development Manager—OIE

Peter A. Moles
Project Engineering & Management—OIE

Lynda Morse
Director, Materials Management

Matthew R. Sterner
Director, HSE Management System

Russell W. Talbot
Director, Quality Assurance—Subsea Products

Linda Wainwright
General Manager, PRS/Reflange

F. Richard Frisbie
Senior Vice President—Deepwater Technologies

Kevin Kerins
Vice President ROV

Charles Eric Brown
Manager, OIE U.K.

John N. Charalambides
Manager, OIE Brazil

Charles B. Hansen
Manager, OIE Norway

Drew Trent
Deepwater Intervention Systems Manager

Neil Wellam
Business Development Manager

ADVANCED TECHNOLOGIES

John R. Kreider
Senior Vice President

Mark M. Gittleman
Vice President & General Manager Oceaneering Space Systems

Tom Stowell
Vice President & General Manager Marine Services

Duncan McLean
Vice President & General Manager OTECH

Donald W. Welch
Vice President Business Development

Robert Brown
Division Controller

Kent Copeland
Manager, Robotics & Automation Programs

John Hammond
Manager, San Diego

R. Dan Jolly
Manager, Development Projects

Larry Karl
Manager, Marine Systems

Roy Klusendorf
Manager, Program Development, Space Systems

George Koch
QA Manager

Dave Mauck
Manager, Entertainment Systems

Marty Merzwa
Sub-Safe Program Director/Marketing Director

Julie Nelson
General Manager OTECH-Nauticos

Noreen O'Neill
Director, Contracts

Dan Pol
Manager, Projects

Lisa Porter
Manager, Product Assurance

Amjad Qureshi
HSE Manager

Frank Sager
Manager, Operations & Services/NBL

Perry Smith
Manager, Waterfront Facilities & Underwater Ship Repair

Dave Wallace
Manager, Thermal & Military Systems

Dave Weaver
Manager, Marine Projects

Michael Withey
Manager, Human Space Flight

The use in this report of such terms as Oceaneering, Company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

CORPORATE OFFICE

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

STOCK SYMBOL: OII

Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121
All Account Information – www.equiserve.com
Telephone: (816) 843-4299
Hearing Impaired/TDD: (800) 952-9245

ANNUAL SHAREHOLDERS' MEETING

Date: May 10, 2005
Time: 8:30 a.m. CDT
Location: Oceaneering International, Inc.
Corporate Office Atrium
11911 FM 529
Houston, Texas 77041

INDEPENDENT AUDITORS

Ernst & Young LLP
5 Houston Center
1401 McKinney, Ste. 1200
Houston, Texas 77010-4035

COUNSEL

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995

FORM 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website www.oceaneering.com by selecting "Shareholder Information," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494

PHOTO AND ILLUSTRATION CREDITS

Cover	ROV Torque Tool Illustration – Steve Bergman
Inside Cover	ROV Torque Tool – Installation Group
Page 4	ROV System – Troy Smith
	Planetary Cabling Machine – Photo Courtesy Al Short
	Refinery Inspection – Ivor A'Lee
	Crossing Mat Installation – Roger Smith
	High Data Rate Antennas – Photo Courtesy USN
Page 6	Millennium 7 – Millennium 7 Crew
	Millennium 8 – Millennium 8 Crew
Page 7	Maxximum – Van VanDeCapelle
Page 8	Pipeline Clamp – El Noussain El Moutia
Page 9	Panama City, FL Facility – Photo Courtesy Al Short
	Braiding Machine – Photo Courtesy Al Short
Page 10	Deck Hands on *Ocean Producer* – Jan Pawelski
Page 11	Panoramic X-ray – Tony Kapui
	Pipeline Inspection – Alan Still
	Rope Access – Ivor A'Lee
Page 12	PLET Launch System – Steve Olmos
Page 13	*Ocean Inspector* – Photo Courtesy Skeets Photo Service
	SAT Diving System – Roger Smith
	Jumper Spool Installation – Hunter Taylor
Page 14	USN Mooring Installation – Perry Smith
	USN Pier Repair – Darrel Haugh
Page 15	NASA EVA Tool Validation and Crew Aid – Photo Courtesy NASA

FORWARD-LOOKING STATEMENTS

All statements in this report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions, prices of crude oil and natural gas, Oceaneering's ability to obtain and the timing of new projects, operating risks, changes in government regulations, technological changes, and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2004 and other periodic filings with the Securities and Exchange Commission.

OCEANEERING

ENGINEERED PRODUCTS & SERVICES

OCEANEERING INTERNATIONAL, INC.

[illegible] FM 529
Houston, Texas 77041-3011

P.O. Box 40494
Houston, Texas 77240-0494
Telephone: 713-329-4500
Fax: 713-329-4951
www.oceaneering.com